EXHIBIT 12

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)

Our ratio of earnings to fixed charges for the each of the years ended December 31, 2013, 2012, 2011, 2010, and 2009 were as follows:

	Year Ended December 31,
(In Thousands, Except Ratios)	2013	2012	2011	2010	2009
Net income before provision for income taxes	$184,194	$133,060	$25,238	$111,482	$34,844
Interest expense on asset-backed securities	39,716	101,732	88,433	76,319	126,218
Interest expense on long-term debt	23,819	9,583	9,514	8,264	5,785

Earnings available to cover fixed charges	$247,729	$244,375	$123,185	$196,065	$166,847

Fixed charges:
Interest expense on asset-backed securities	$39,716	$101,732	$88,433	$76,319	$126,218
Interest expense on long-term debt	23,819	9,583	9,514	8,264	5,785

Total fixed charges	$63,535	$111,315	$97,947	$84,583	$132,003

Ratio of earnings to fixed charges	3.90	2.20	1.26	2.32	1.26

(1)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest on outstanding asset backed securities issued and debt and amortization of debt discount and expense. The proportion deemed representative of the interest factor of operating lease expense has not been deducted as the total operating lease expense in itself was de minimis and did not affect the ratios in a material way. “Earnings” consist of consolidated income before income taxes and fixed charges.